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                              [TELIGENT LETTERHEAD]




May 18, 2001


VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

      Re:   Teligent, Inc.
            Request to Withdraw Registration Statement on Form S-3 (Registration No. 333-54332) Originally Filed January 25, 2001

Ladies and Gentlemen:

        Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the "Act"), Teligent, Inc. (the "Registrant") hereby respectfully applies to the Securities and Exchange Commission (the "Commission") for consent to the withdrawal of the above-referenced registration statement on Form S-3 (the "Registration Statement"), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter.

        The Registration Statement was filed in connection with a proposed public offering of the Registrant's Class A common stock ("Common Stock"). The Registrant has determined that it will not proceed with the registration as contemplated in the Registration Statement as a result of the Registrant's current financial condition. Because the Registrant will not proceed with the proposed offering, the Registrant's management believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Act.

        The Registrant did not print or distribute any preliminary prospectuses, nor has the Registrant offered or sold any Common Stock under the Registration Statement and all activity regarding the proposed public offering has been discontinued.


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Securities and Exchange Commission
May 18, 2001
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        Please provide the Registrant with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Registrant is (703) 762-5177.

Sincerely,

TELIGENT, INC.

By: /s/ Stuart H. Kupinsky
    ----------------------
Name:   Stuart H. Kupinsky
Title:  Senior Vice President,
        General Counsel and Secretary